Exhibit 99.1

Forward Pharma Further Aligns Cost Structure with Focus Following Settlement and License Agreement

COPENHAGEN, Denmark, May 01, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“we” or “Forward” or the “Company”) today provided an update on the Company’s strategic focus and related initiatives to reduce operating and personnel costs following the Settlement and License Agreement with Biogen.

Consistent with the focus on executing on the intellectual property strategy and the planned timeline for conclusion of ongoing research and development activities, Executive Vice Presidents Rupert Sandbrink and Andrzej Stano will be leaving the Company in the third quarter of 2017, and Chief Financial Officer Joel Sendek has left the Company, effective April 30, 2017. Certain non-executive roles primarily in research and development will be made redundant, with the goal of reducing the total number of full-time employees to below seven.

“We maintain a clear focus on our appeal of the US PTAB interference decision to the Federal Circuit, along with the upcoming opposition proceeding in November for our European ‘355 patent,” said Dr. Claus Bo Svendsen, CEO and principal financial officer of Forward.

Chairman of the Board of Directors, Mr. Florian Schönharting added, “I would like to thank Joel, Rupert and Andy for their contributions to Forward. On behalf of the Board, I wish each of them the best of luck in their future endeavors.”

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. The Company granted to Biogen an irrevocable license to all of its IP through the recent License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

Our CEO, Dr. Claus Bo Svendsen is our principal executive officer, and additionally assumes the role of principal financial officer and key internal point of contact for investors; our Vice President of Finance and Controller Thomas Carbone is our principal accounting officer.

Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP).  For more information about the Company, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Ruth Group
Lee Roth
lroth@theruthgroup.com
+1 646-536-7012

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “hope,” “would”, “may”, and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; the timing, amount (if any) and tax consequences of any distribution to shareholders; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.